Free writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-182194

February 28, 2014

Pricing Term Sheet

February 28, 2014

Discovery Communications, LLC

€300,000,000 2.375% Senior Notes due 2022

Issuer:	Discovery Communications, LLC
Guarantor:	Discovery Communications, Inc.
Principal Amount:	€300,000,000
Security Type / Format:	Senior Notes / SEC registered
Maturity Date:	March 7, 2022
Coupon:	2.375%
Price to Public:	99.354%
Yield to Maturity:	2.465%
Benchmark Security:	DBR 2% due Jan-2022
Spread to Benchmark Security:	+124.8 bps
Benchmark Security Spot and Yield:	105.82 / 1.217%
Spread to Mid-Swap:	+90 bps
Mid-Swap Yield:	1.565%
Net Proceeds to Issuer (after underwriting discount, but before expenses):	€296,562,000
Use of Proceeds:	Discovery Communications, LLC intends to use the net proceeds of the offering to fund the cash consideration payable for its previously disclosed acquisition of a controlling interest in Eurosport International, and certain costs associated with that acquisition, as well as for general corporate purposes, including the acquisition of other companies or businesses, repayment and refinancing of debt, working capital, capital expenditures and the repurchase by Discovery Communications, Inc. of its capital stock.
Interest Payment Date:	March 7 of each year, beginning March 7, 2015
Day Count Convention:	ACTUAL/ACTUAL (ICMA)
Make-Whole Call:	The Senior Notes will be redeemable in whole or in part, at the option of Discovery Communication LLC at any time and from time to time, at a “make-whole premium” redemption price equal to the greater of: (i) 100% of the principal amount of the Senior Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Senior Notes to be redeemed (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)), at the applicable Comparable Government Bond Rate (as defined in the prospectus supplement) plus 20 basis points, plus accrued interest on the principal amount being redeemed to the date of redemption.

Change of Control Offer to Purchase:	If a Change of Control Triggering Event (as defined in the prospectus supplement) occurs, unless Discovery Communications LLC has exercised its right to redeem the Senior Notes, Discovery Communications LLC must offer to repurchase the Senior Notes at a redemption price equal to 101% of the principal amount, plus accrued and unpaid interest to the date of repurchase
Trade Date:	February 28, 2014
Settlement Date:	March 7, 2014 (T+5)
Listing:	Discovery Communications LLC intends to apply to list the Senior Notes on the Global Exchange Market of the Irish Stock Exchange
Denominations:	€100,000 x €1,000
ISIN / Common Code:	XS0982708686 / 098270868
Ratings*:	Baa2 (stable) Moody’s Investors Service, Inc. BBB (stable) Standard & Poor’s Ratings Services BBB (stable) Fitch Ratings Ltd.
Joint Bookrunners:	J.P. Morgan Securities plc BNP Paribas
Citigroup Global Markets Limited Crédit Agricole Corporate and Investment Bank Credit Suisse Securities (Europe) Limited Goldman, Sachs & Co. Merrill Lynch International The Royal Bank of Scotland plc

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities plc by telephone collect at +44-207-134-2468 or BNP Paribas by telephone toll-free at (800) 854-5674.

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